February 1, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re: Ministry Partners Investment Company, LLC

Registration Statement on Form S-1

File No. 333-275625

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Accordingly, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of the Registration Statement, so that it may become effective at 4:00 p.m. Eastern Time on February 1, 2024, or as soon as possible thereafter. The Registrant hereby authorizes Randy Sterns, of Bush Ross, P.A., to orally modify or withdraw this request for acceleration.

Thank you for your assistance. We request that we be notified of such effectiveness by a telephone call to Mr. Sterns at (813) 204-6401. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Mr. Sterns via email to rsterns@bushross.com.

Very truly yours,

Ministry Partners Investment Company, LLC

/s/ Brian Barbre
Brian Barbre
Senior Vice President, Chief Financial Officer